June 13, 2006

Tia Jenkins

Senior Assistant Chief Accountant

Office of Emerging Growth Companies

Securities and Exchange Commission

450 Fifth Street

Washington, DC 20549

Re:

Maritime Partners, Ltd. 0-30597

Staff’s comment letter dated May 10, 2006

Dear Ms. Jenkins:

I have filed the amended 10-KSB for the year ended June 30, 2005 including the report of the prior auditor in response to your comment letter.

In connection with the above amendments, I acknowledge, as the sole officer of the registrant,  that (a) the registrant is responsible for the adequacy and accuracy of the disclosure in the filing, (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (c) the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Jehu Hand

President, Maritime Partners, Ltd.